SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2009

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2009, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 17, 2009, entitled "DEALING IN SECURITIES BY A
        DIRECTOR".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 17, 2009

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROO

("DRDGOLD")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited ("JSE"), the following information is disclosed in relation to dealing in securities by a director of a major subsidiary of DRDGOLD:

Surname of director:	Gouws
First names of director:	Henry Nicolaas
Designation:	Director of Crown Gold Recoveries (Pty) Limited
Date of transaction:	13 February 2009
Nature of transaction:	Mr Gouws has taken delivery of and sold 88 824 ordinary shares which were allocated to him in terms of the Durban Roodepoort Deep (1996) Share Option Scheme
Number of securities:	88 824
Class of securities:	Ordinary shares
Price per ordinary share:	R8.6832
Aggregate value:	R771 276.56
Nature of interest:	Direct, beneficial

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities was obtained from the chairman of the DRDGOLD board.

Randburg

17 February 2009

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